Exhibit (g)(4)

DBX ETF TRUST

345 Park Avenue

New York, New York 10154

SUPPLEMENT TO THE GLOBAL CUSTODY AGREEMENT

HONG KONG - CHINA – BOND CONNECT SERVICE

Account Model for Bond Connect

Date: May 16, 2019

To: The Bank of New York Mellon

Re: Hong Kong - China – Bond Connect

Dear Sir or Madam:

Reference is made to the global custody agreement entered into between DBX ETF Trust (Client) and The Bank of New York Mellon as custodian (BNYM) dated January 31, 2011, as amended or supplemented from time to time (CA). This letter (Letter) serves as a supplement to the CA and applies to all portfolios of Client listed on Appendix A to this Letter (each a Portfolio), which appendix may be modified from time to time by a writing signed by each of BNYM and Client.

This Letter relates to the mutual bond market access between People’s Republic of China and the Hong Kong Special Administrative Region. This service applies to bonds traded on the China Interbank Bond Market (China Connect Bonds) and allows foreign investors to access and trade such China Connect Bonds pursuant to approval of Bond Connect Company Limited (BCCL), which is the joint venture between Hong Kong Exchange and Clearing Limited and China Foreign Exchange Trade System & National Interbank Funding Centre (CFETS) (Bond Connect).

Client has indicated that it wishes to utilise Bond Connect and will register with the People’s Bank of China Shanghai Head Office (PBC) to open a trading account with CFETS, for trading via Bond Connect in relation to each Portfolio. This Letter sets out with respect to each Portfolio the terms and conditions upon which BNYM supports and provides access to Bond Connect.

(a)	In respect of Bond Connect, BNYM will (and is authorised to):
(i)	as required by BNYM following consent of the Client or as agreed and instructed by Client, establish, maintain and operate a segregated account or a sub-account/ledger of a securities account for a particular Portfolio in accordance with the CA and on BNYM’s books and records (each a BNYM China Connect Account/Record); and

(ii) at BNYM’s appointed subcustodian, the Hong Kong and Shanghai Banking Corporation Limited (Subcustodian), direct the establishment and maintenance in the books and records of the Subcustodian of an account for each separate Portfolio for the deposit, custody and safekeeping of such China Connect Bonds (each a China Connect Account).

With respect to each Portfolio utilizing Bond Connect, BNYM acknowledges and agrees that it requires the Subcustodian, on Client’s behalf, to establish and maintain a segregated account(s). Client shall provide all information as is reasonably required to open and maintain the same. Client acknowledges and agrees that in respect of the China Connect

Bonds and transactions in this product, a Bond Connect account at Central Moneymarkets Unit of the Monetary Authority of Hong Kong (CMU) established through the Subcustodian, as CMU participant, is required for Client on behalf of each of its relevant Portfolio(s). Client must apply to BCCL and directly register with the PBC and be admitted with one of the approved agents, including CFETS, domestic bond custodians recognized by the PBC (i.e., China Central Depository & Clearing Co., Ltd (CCDC) and Shanghai Clearing House (SCH)).

Client is responsible for obtaining its registration, admission and such account opening and all necessary procedures to obtain access to transact in China Connect Bonds.

Client is referred to the matters in paragraphs (i) and (j) below regarding accounts in the People’s Republic of China (PRC).

(b)	In accordance with the requirements of Bond Connect for trades of China Connect Bonds to be on market, Client agrees and undertakes to ensure that all transfers of China Connect Bonds into or out of a relevant BNYM China Connect Account/Record/China Connect Account that it instructs will not, unless permitted by the relevant regulator, be in relation to the trading of China Connect Bonds other than through the relevant Bond Connect market system.

(c)	Client instructions issued to BNYM for trades (Instructions) must be in the format required by BNYM (as specified in the relevant BNYM service level description for Bond Connect (Service Level Description)), and such Instructions must be received by BNYM by the BNYM deadline (as specified in the Service Level Description from time to time). Client shall be responsible for all trade instructions issued to its market maker or counterparty engaged for trades in China Connect Bonds for the purposes of the service as provided by BNYM under this Letter. Client is engaging its own broker or brokers and market makers (hereafter Broker) for Bond Connect. BNYM is not party to any brokerage or market making arrangement or agreement entered into between Client and any Broker and takes no responsibility for such engagement or services. Client must ensure that Instructions it provides to BNYM are correct and at all times consistent with the trading instructions it issues to a Broker. Client acknowledges and agrees that, prior to issuing trading instructions, it must ensure each applicable Portfolio has: (i) sufficient monies (in CNY) for a purchase of China Connect Bonds in its cash account; and/or (ii) sufficient China Connect Bonds for a sale of China Connect Bonds in its BNYM China Connect Account/Record/China Connect Account.

(d)	Client shall provide such information as may be required for Bond Connect, including the particulars of its appointed Brokers from time to time, and Client authorises BNYM to disclose such details to the Subcustodian. Client further authorises the performance of all acts and taking of all actions (such acts and actions described in this paragraph (d), the Settlement Tasks) which either of BNYM or the Subcustodian considers in its discretion necessary for completing the settlement of trades of China Connect Bonds. Settlement Tasks shall include, but are not limited to, generating settlement instructions in respect of the trades and effecting the transfer of the relevant China Connect Bonds of a trade into or out of the relevant China Connect Account.

(e)	Client acknowledges and agrees that settlement of sale or purchase trades for China Connect Bonds will be in CNY and will be settled on a T+2 basis for Client as a foreign investor and on a delivery (receive) versus payment basis where either CCDC or SCH is the depository and settlement venue on a fully matched and affirmed transaction by CCDC or SCH, respectively.

Settlement instructions will be matched and affirmed at CCDC or SCH by 12pm Hong Kong time (or other time as may be stipulated by the market) on settlement date, at such point, and if affirmed by both the relevant Broker as market maker/ counterparty and CMU, either CCDC or SCH will block the China Connect Bonds earmarked for the trade. Cash for a purchase of China Connect Bonds must be received by 5pm Hong Kong (or other time as may be stipulated by the market) at CCDC or SCH. Settlement is effected by 5pm Hong Kong (or other time as may be stipulated by the market). For a Portfolio’s sale, China Connect Bonds will be credited to relevant Broker as market maker/ counterparty, and the corresponding cash proceeds will be transferred to the CMU account of the relevant Broker as market maker/ counterparty. Upon receipt of cash proceeds, CMU will transfer the funds to Subcustodian for credit to BNYM’s account on behalf of the relevant Portfolio. For a Portfolio’s purchase, CCDC or SCH will credit China Connect Bonds to the Subcustodian’s CMU account on behalf of the applicable Portfolio, and the corresponding cash proceeds will be transferred to the relevant Broker as market maker/ counterparty. CMU will settle the transaction in its system and send an advice to the Subcustodian for credit of China Connect Bonds to the applicable BNYM China Connect Account/Record.

Paragraph (g) below details the exceptional circumstances in which trades may fail.

(f) Client acknowledges and agrees that BNYM shall not be liable for paying and/or reporting to any local regulatory authority any tax, levy, impost, duty, assessment, deduction, charge or withholding of a similar nature, and any addition, penalty or interest payable in connection with any failure to pay or any delay in paying any of the same that may be charged or chargeable on or in respect of the holding, trading and/or income, interests and other entitlements that may be derived from the China Connect Bonds in the relevant BNYM China Connect Account/Record /China Connect Account (Taxes), nor responsible for the obligation to withhold Taxes or comply with any filing or registration obligations regarding Taxes, except as otherwise required by the CA; the Foreign Custody Manager Agreement; and any applicable law, rule, operating procedure, order, directive, notice, guidance, market practice or request (in all cases whether or not having the force of law) of any government agency, court of competent jurisdiction, central depository, exchange, clearing or settlement facility and/or any regulatory or supervisory authority (the foregoing, Applicable Requirements). Where BNYM or any of its affiliates, or the Subcustodian or any of its affiliates, are required to do any of the above by such Applicable Requirements, Client on behalf of the relevant Portfolio (and with recourse only to the assets of the relevant Portfolio) undertakes to reimburse and indemnify BNYM or its affiliates on demand for the amount of Taxes that BNYM has paid and to provide such information as BNYM may require to fulfil its duties within the timeframe which BNYM advises, provided that Client shall not be required to reimburse and indemnify BNYM where any Taxes are the direct result of the negligence, fraud or misconduct of BNYM and/or the Subcustodian or their affiliates. For the avoidance of doubt, Client acknowledges and agrees that neither the Subcustodian nor BNYM is providing Client with any advice in relation to Taxes nor is the Subcustodian or BNYM acting as agent or representative with respect to such Taxes.

(g)	Trades in China Connect Bonds can fail in certain circumstances (including if Client fails to adhere to the terms of this Letter and including if instructions to BNYM are not forthcoming or are late). Short positions, day trading and partial settlement are not permitted. Trades in China Connect Bonds may fail, through a party default or due to trades not matching exactly. Any failed trade in respect of China Connect Bonds will require a report and explanation via the Subcustodian to CMU and CFETS as to the reasons for failure by the defaulting party to the trade. Client acknowledges and agrees it understands and accepts the matters set out in this paragraph (g) (together with paragraph (e) above).

(h)	Client acknowledges and agrees that each Portfolio is the investor in the China Connect Bonds through Bond Connect and shall be responsible for the consequences of trading China Connect Bonds. Client therefore further acknowledges and agrees that it understands and shall comply with all applicable laws, rules, regulations, orders, directives, guidelines, market practice, notices, operating procedures, policies or requests of any government agency, central depository, exchange, clearing or settlement facility and/or any regulatory or supervisory authority with competent jurisdiction (whether or not having the force of law and as the same may be amended), which shall include, but is not limited to, the Hong Kong and PRC regulators, the trading platforms of Hong Kong and PRC and the depositories in PRC; CMU rules generally and as each of the same concern Bond Connect, activities arising from Bond Connect and/or regarding investments in China Connect Bonds. Such applicable laws, rules and regulations shall include, but shall not be limited to the disclosure of interest reporting obligations in respect of China Connect Bonds (Disclosures of Interest). For the avoidance of doubt, Client acknowledges and agrees that: (i) BNYM’s duties and service provision does not comprise any investment advice and BNYM takes no responsibility for advising or verifying whether Client or any Portfolio is eligible to invest in China Connect Bonds and Client should undertake its own due diligence and take advice under its own laws, regulations and applicable investment criteria/limitations as to the suitability of such investment; and (ii) neither BNYM nor the Subcustodian shall be responsible for monitoring any ownership or for making any Disclosures of Interest in any China Connect Bonds.

(i)	Client acknowledges and agrees that: China Connect Bonds are held centrally by CMU in an omnibus account with SCH and/or CCDC designated for the Hong Kong Monetary Authority and that CMU and CCDC and SCH are intermediaries and depositories in Hong Kong and the PRC. Accordingly such holdings will be subject to the requirements and laws of these jurisdictions and as the same apply to Client’s title, property or interests in such China Connect Bonds.

(j)	Client understands that China Connect Bonds are uncertificated and are in computerised form at an account maintained by Hong Kong Monetary Authority/CMU at CCDC and/or SCH, therefore China Connect Bonds credited to a China Connect Account are not registered or recorded with any of CCDC or SCH in Client’s name, a Portfolio’s name, Subcustodian’s name or BNYM’s name. All China Connect Bonds will be recorded in the name of the relevant nominee/omnibus account holder. BNYM does not take any responsibility for Client’s investment in China Connect Bonds and Client’s title, property and interest in China Connect Bonds (except as may be required pursuant to the CA) and any ability to enforce the same by virtue of this registration and the relevant property rights, insolvency rules and procedures and remedies under the laws and regulations of Hong Kong or the PRC (and any conflict between the same).

(k)	Client acknowledges and agrees that there are certain responsibilities, risks and limitations presented to, and imposed upon, it in respect of use of Bond Connect. These include the following (such list is not exhaustive): Disclosures of Interest, unavailability of an investor compensation fund, lack of support for certain trading strategies (such as day trading and short selling), suspension of trading without cause or notice, trade failure or trade rejection, tax liability, strict settlement practices, loss recovery limitations, market rules, counterparty insolvency risk and responsibility for the matters under paragraph (j) above.

(l)	Client acknowledges and agrees that BNYM shall not be liable, or in any way responsible, for acts, omissions, errors, timeliness, default and/or solvency of any Broker, stock exchange, depository or trading or clearing entity in connection with services relating to Bond Connect.

(m)	Client on behalf of each Portfolio severally and not jointly shall indemnify and hold BNYM harmless from any liabilities, costs and expenses (including, without limitation, overdraft charges and market fines) (Losses): (i) arising from the provision of BNYM’s services for Bond Connect under this Letter; and (ii) arising from any provision of Instructions to BNYM that- (x) are late or received after specified deadlines, (y) do not match an instruction to a Broker or which require a trade of a type not supported under BNYM’s services in respect of Bond Connect or (z) in general, are not in accordance with BNYM’s requirements as referred to in this Letter; provided, however, that Client shall not indemnify BNYM for those Losses arising out of BNYM’s own negligence, fraud or willful misconduct. Further, Client shall have no recourse against BNYM for any loss, cost, expense, claim or action arising from broker error or infringement in connection with transactions for China Connect Bonds.

(n)	Client acknowledges and agrees that it will pay the fees and expenses to BNYM for BNYM’s services under this Letter, Client will pay BNYM the fees and expenses as set forth in the mutually agreed upon fee schedule between Client and BNYM, as amended from time to time.

(o)	As referred to under paragraph (e) above, the settlement currency is CNY, BNYM (utilising its affiliate banks’ head office and certain branches, as appropriate, the BNYM FX Provider) offers onshore CNY foreign exchange. The BNYM FX Provider may enter such FX transaction as principal; however, where such FX transactions are entered into, these will be on the terms and conditions of the relevant foreign exchange contracts or instructions as applicable to such transaction and not pursuant to this Letter. Client agrees that if it requires on shore CNY FX from BNYM FX Provider, it shall provide a fully signed and dated original of the FX representation letter to the required addresses using the form of letter as appearing in Appendix B. Client acknowledges and agrees that if utilising onshore CNY foreign exchange: (i) that all funding and settlement for transactions in China Connect Bonds will be onshore CNY; funding in CNH will not be supported; and (ii) it is restricted to use of one settlement bank only for onshore CNY. Client will need to ensure repatriation of sale proceeds of China Connect Bonds through an FX transaction if not re-investing and Client cannot instruct cash transfers in or out of the onshore CNY cash account.

(p)	If Client wishes to terminate its use of Bond Connect under this Letter with BNYM with respect to a particular Portfolio and/or its trading of China Connect Bonds, it will provide 30 days’ written notice of termination to BNYM. BNYM may terminate its services under this Letter with respect to a particular Portfolio (or service for China Connect Bonds) by 90 days’ written notice of termination to Client. Client agrees that the Subcustodian may terminate or cease to provide its services or support Bond Connect either generally or in respect of Client or a particular Portfolio and Client is at particular risk of such termination if paragraphs (c) and (d) above or any other terms of this Letter with respect to the relevant Portfolio are breached (Subcustodian Termination). BNYM shall by written notice to Client terminate its services under this Letter with respect to the relevant Portfolio at such time that the Subcustodian Termination takes place and notwithstanding the 90 day notice provision set forth above, BNYM’s services under this Letter shall terminate at the time that the Subcustodian Termination takes place. Where Subcustodian is ceasing to provide its services/support for Bond Connect generally, BNYM will provide written notice promptly upon its receipt of such notice, and in any instance where BNYM continues to support the Bond Connect market, it shall provide commercially reasonable assistance to the Client for the continuation of the service utilising a substitute Subcustodian (satisfactory to BNYM’s due diligence requirements).

Without limiting the foregoing, Client authorises BNYM and the Subcustodian to perform any such acts (or refrain from taking any such acts) as BNYM or the Subcustodian considers in its respective discretion necessary or advisable for complying with all relevant market rules for Bond Connect, and with all instructions issued to BNYM or a Broker and all Settlement Tasks and other requirements (whether in relation to Taxes or otherwise). Client further agrees to provide all assistance that BNYM may reasonably require in performing such acts required by applicable law or regulation.

This Letter and the agreements, undertakings and indemnities given herein are supplemental and additional to the provisions of the CA. This Letter shall be governed by and construed in accordance with the same governing law as in the CA.

Nothing contained in this Letter Agreement shall alter or modify BNYM’s obligations under the Foreign Custody Manager Agreement between BNYM and Client, dated January 31, 2011, as amended or supplemented from time to time.

Agreed and accepted by:

/s/Freddi Klassen

For and on behalf of

DBX ETF Trust

Freddi Klassen

Acknowledged by:

/s/Thomas Parrazzo

The Bank of New York Mellon

Thomas Parrazzo

Managing Director

Appendix A

Xtrackers Barclays International Treasury Bond Hedged ETF (IGVT)

Xtrackers Barclays International Corporate Bond Hedged ETF (IFIX)

Appendix B

May 16, 2019

To: The Bank of New York Mellon (including reference to its branches, hereafter the “Bank”)

Re: Terms for FX Transactions relating to Bond Connect and Northbound Trading

We, the Client, have requested that the Bank (or Bank Affiliate)( open accounts and provide services in respect of Bond Connect (being the arrangement for mutual bond market access between PRC and Hong Kong which offshore investors to invest in the China Interbank Bond Market, jointly announced by the People’s Bank of China (“PBOC”) and the Hong Kong Monetary Authority (“HKMA”) on or about 16 May 2017 and pursuant to relevant rules and regulations in the PRC and Hong Kong, as amended and supplemented from time to time) as set out in the Supplement to the Global Custody Agreement – Hong Kong - China Bond Connect Service dated May 16, 2019 (the “Connect Supplement”). This letter and the terms set out below apply to any FX Transaction (defined below) instructed either by us, or on our behalf for our account, with the Bank in respect of Bond Connect and CNY/FX Transactions related to other Northbound investment programs permitted under PRC and Hong Kong laws and regulations (“Other Northbound Investment Programs”).

For the purposes of this letter:

Affiliate means, in relation to the Bank, (a) any entity controlled, directly or indirectly, by the Bank, (b) any entity that controls, directly or indirectly, the Bank, or (c) any entity directly or indirectly under common control with the Bank. For this purpose, “control” means ownership of a majority of the voting power of the entity.

FX Transactions refers to:

(i)	the sale and purchase of, or currency exchange of, foreign currency and Renminbi for the purpose of Client investment accessed through Bond Connect and/or Other Northbound Investment Programs; and
(ii)	(IF APPLICABLE1) forward, swap or option transactions to hedge the FX risk relating to our investment in bonds accessed through Bond Connect and/or Other Northbound Investment Programs,

each of which is permitted to be conducted by the Bank pursuant to the relevant rules and regulations in the PRC and Hong Kong.

PRC means the People’s Republic of China, excluding Hong Kong, Macau and Taiwan.

PRC Taxes means taxes, duties or similar charges (including, but not limited, to value added taxes) that are imposed by a PRC taxing authority from time to time.

The terms under this letter are in respect of CNY–FX Transactions only.

The consents, authorities and undertakings shall be given (and representations in this letter shall be deemed to be repeated) by ourselves as Client on each date on which an FX Transaction is entered into and the consents, authorities, undertakings and representations given in this letter shall apply to, and in respect of, all, FX Transactions instructed by ourselves or on our behalf by our duly authorized investment managers/delegates.

In consideration of the Bank’s entering into any FX Transaction with the Client:

1.	We, the Client, undertake and represent to the Bank and its Affiliates that each FX Transaction instructed by us or on our behalf is based on genuine and reasonable demands for or relating to our investment in bonds accessed through Bond Connect and/or Other Northbound Investment Programs (if applicable). We further represent that no FX Transaction instructed by us or on our behalf is for, or relating to, any inappropriate or unlawful purposes including, without limitation, interest rate arbitrage or FX arbitrage (and we will notify the Bank of any change to our genuine and reasonable demands for or relating to our investment in bonds accessed through Bond Connect

1 Applicable immediately after Client has utilized any of the Bank’s service / facility in this regard and/or entered into any transaction for such purpose. Not applicable if Client has not utilized such service / facility.

and/or Other Northbound Investment Programs (if applicable), for example, where we no longer hold the bonds or the relevant bonds have matured or otherwise been redeemed); and, in respect of FX Transactions, we shall promptly (a) make or cause to be made corresponding adjustment to our instructions to the Bank for the relevant FX Transactions which may include, without limitation, the termination of the relevant FX Transaction, or (b) request the Bank to make the corresponding adjustment to the relevant FX Transactions, which may include, without limitation, adjusting the notional amount for such FX Transactions.

2.	We, the Client acknowledge that the Bank and its Affiliates are required by relevant laws, rules and regulations in the PRC and Hong Kong to conduct certain activities including, without limitation, anti-money laundering checks, counter-terrorism financing checks, authenticity verification, compiling information statistics and information transaction reporting. In order to facilitate or enable the Bank and its relevant Affiliate(s) to comply with such obligations, we undertake to promptly provide (or procure the provision of): (a) to the Bank and/or its Affiliate any additional information relating to ourselves our investment in bonds accessed through Bond Connect and the FX Transactions, and (b) any assistance or further information reasonably requested by the Bank and/or its Affiliate .

3.	We consent and authorise the Bank (and its Affiliates and service providers, as referred to below) to disclose any information relating to ourselves; our delegates, our investment in bonds accessed through Bond Connect and the FX Transactions entered into by us to the China Foreign Exchange Trade System & National Interbank Funding Center (CFETS), Hong Kong – Bond Connect Company Limited (BCCL), PBOC, State Administration of Foreign Exchange (SAFE), HKMA, Central Moneymarkets Unit of the HKMA (CMU), CCDC, Shanghai Clearing House (SCH), or any other authority or body or any trade repository, management information system, electronic platform, exchange, clearing or payment system (“Relevant Body”), to the extent required by any applicable law, rule or regulation, or as requested by such Relevant Body. Where it is necessary for the Bank to disclose to its Affiliates or service providers (including without limitation, financial institutions with whom the Bank works together for performance of the FX transactions) in order to take reasonable steps to comply with such law, rule, regulation or request, and for performance of services and/or any other contractual obligations to or for us and in connection with the Bank’s internal review and internal purposes, we also consent to and authorise such information being disclosed to such entities.

4.	By providing the above consent and authorization for Client information in accordance with paragraph 3, we represent and undertake to the Bank and its Affiliates that we have all consents required under any data protection and confidentiality laws and regulations applicable to us, as amended from time to time, and/or necessary information that is required in order to satisfy our obligations under these Terms.

5.	We shall indemnify the Bank and its Affiliates and hold them harmless from and against any and all costs, expenses, damages, liabilities or claims (including, without limitation, attorney’s fees and break costs) (“Losses”) incurred by or asserted against (i) the Bank or any Affiliate for any breach or misrepresentation of the above and (ii) the Bank (and for any PRC Taxes imposed on the Bank) in connection with any FX Transaction, provided that we shall not be required to reimburse the Bank and its Affiliates for any Losses or PRC Taxes that are the direct result of the negligence, fraud or misconduct of BNYM or its Affiliates. The provision in this paragraph shall survive the termination of the FX Transaction and shall apply and remain in full force and effect.

We agree that the Bank may require amendments of the terms under this letter and may do so by giving us reasonable written notice.

This letter and the terms hereunder are governed by the laws of Hong Kong SAR. We irrevocably agree to submit to the exclusive jurisdiction of the courts of Hong Kong SAR, provided that this shall not prevent the Bank from bringing an action in any court of any other jurisdiction.

These terms agreed and accepted by:

/s/Freddi Klassen

For and on behalf of

DBX ETF Trust

BNY Mellon

Global Custody – Bond Connect via HSBC Hong Kong

Service Level Description